Exhibit 11


             INTERNATIONAL MULTIFOODS CORPORATION AND SUBSIDIARIES

                    Computation of Earnings per Common Share
                                   (unaudited)

                    (in thousands, except per share amounts)




                                       THREE MONTHS ENDED    NINE MONTHS ENDED
                                       Nov. 30,   Nov. 30,   Nov. 30,   Nov. 30,
                                          1997       1996       1997       1996

Average shares of
  common stock outstanding             18,570     17,980      18,273     17,980
Common stock equivalents                  287          1         336         10
Total common stock and equivalents
 assuming full dilution                18,857     17,981      18,609     17,990

Net earnings
  applicable to common stock           $9,411     $8,636     $15,950    $12,198

Earnings per
  share of common stock:
    Primary                             $  .51     $  .48     $  .87     $  .68
    Fully diluted                       $  .50     $  .48     $  .86     $  .68

Primary earnings per share have been computed by dividing net earnings by the weighted average number of shares of common stock outstanding during the period. Common stock options and other common stock equivalents have not entered into the primary earnings per share computations since their effect is not significant.

Fully diluted earnings per share have been computed assuming issuance of all shares for stock options deemed to be common stock equivalents, using the treasury stock method.